Your Ref: ~~82-1~~775
Our Ref. : CSD/EL/KW/MKK/S20
In reply ☞ Please quote our reference number on the letter and envelope.

7 December 2007

Securities & Exchange Commission
Office of International Corporate Finance
Room 3094 - Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07028595

SUPPL

BY COURIER

Dears Sirs

Re: Sun Hung Kai Properties Limited ("the Company")

We enclose for your records the following documents of the Company:

1. Announcement and Notification dated 6 December 2007 with respect to the poll results of the AGM; and
2. Announcement and Notification dated 6 December 2007 with respect to the retirement and appointment of Independent Non-Executive Director.

The above are to supplement our submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yours faithfully
For and on behalf of
SUN HUNG KAI PROPERTIES LIMITED

PROCESSED
DEC 1 2 2007
THOMSON FINANCIAL

Ernest Lai
Company Secretary

Enc

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

RECEIVED

ANNUAL GENERAL MEETING HELD ON 6 DECEMBER 2007 - POLL RESULTS

At the Annual General Meeting of Sun Hung Kai Properties Limited (the "Company") held on 6 December 2007 (the "AGM"), a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll as follows:

Ordinary Resolutions			Number of Votes (%) For	Number of Votes (%) Against
1.	To receive and consider the audited financial statements and the reports of the directors and auditors for the year ended 30 June 2007.		1,656,381,988 (99.999940%)	1,000 (0.000060%)
2.	To declare the final dividend.		1,702,359,648 (99.997929%)	35,255 (0.002071%)
3.	(i)	(A) To re-elect Mr. Yip Dicky Peter as director.	1,379,938,883 (83.276721%)	277,113,497 (16.723279%)
		(B) To re-elect Professor Wong Yue-chim, Richard as director.	1,654,348,333 (99.477159%)	8,695,068 (0.522841%)
		(C) To re-elect Dr. Li Ka-cheung, Eric as director.	1,596,978,287 (96.491543%)	58,066,537 (3.508457%)
		(D) To re-elect Mr. Chan Kui-yuen, Thomas as director.	1,610,536,264 (96.900975%)	51,507,137 (3.099025%)
		(E) To re-elect Mr. Kwong Chun as director.	1,629,434,031 (97.979111%)	33,608,245 (2.020889%)
	(ii)	To fix directors' fees. (The proposed fees to be paid to each director, each Vice-Chairman and the Chairman for the financial year ending 30 June 2008 are HK$100,000, HK$110,000 and HK$120,000 respectively.)	1,698,724,828 (99.946245%)	913,648 (0.053755%)
4.	To re-appoint auditors and to authorize the board of directors to fix their remuneration.		1,701,957,430 (99.981645%)	312,448 (0.018355%)
5.	To grant a general mandate to the directors to repurchase shares.		1,701,810,800 (99.993472%)	111,103 (0.006528%)
6.	To grant a general mandate to the directors to issue new shares.		1,301,838,173 (76.847649 %)	392,212,580 (23.152351%)
7.	To extend the general mandate to issue new shares by adding the number of shares repurchased.		1,275,647,040 (75.303772%)	418,354,483 (24.696228%)
As more than 50% of the votes were cast in favour of each of the above resolutions, all the resolutions were duly passed as ordinary resolutions.				

Special Resolution		Number of Votes (%) For	Number of Votes (%) Against
8.	To amend the Articles of Association.	1,682,088,733 (98.801592%)	20,402,790 (1.198408%)
As more than 75% of the votes were cast in favour of the above resolution, the resolution was duly passed as a special resolution.			

Notes:

1. The total number of shares of the Company entitling the holders to attend and vote for or against the resolutions at the AGM was 2,564,333,362 shares.

2. No shareholders of the Company were subject to any restrictions in exercising their votes on any of the proposed resolutions at the AGM.

3. Computershare Hong Kong Investor Services Limited, the Company's Share Registrars, was appointed as the scrutineer for the vote-taking at the AGM.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 6 December 2007

As at the date hereof, the Board of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and three Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter and WONG Yue-chim, Richard.

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)
(Stock Code: 16)

NOTIFICATION

CHANGES IN DIRECTORS

Retirement and Appointment of Independent Non-Executive Directors

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Sun Hung Kai Properties Limited (the "Company") at www.shkp.com under "Investors".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:15 p.m. to 5:45 p.m., Mondays to Fridays and from 9:00 a.m. to 1:00 p.m. on Saturdays, from 7 December 2007 until 6 January 2008. Copies will be provided upon request at no charge.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 6 December 2007

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 16)

RETIREMENT AND APPOINTMENT
OF
INDEPENDENT NON-EXECUTIVE DIRECTORS

The Board of Directors (the "Board") of Sun Hung Kai Properties Limited (the "Company") announces that :

(i) Dr. FUNG Kwok-king, Victor, an Independent Non-Executive Director of the Company, has retired by rotation on 6 December 2007; and

(ii) Dr. CHEUNG Kin-tung, Marvin has been appointed as an Independent Non-Executive Director of the Company with effect from 7 December 2007.

Director's Retirement by Rotation

In accordance with Article 104(A) of the Company's Articles of Association, Dr. FUNG Kwok-king, Victor, an Independent Non-Executive Director of the Company, retired by rotation at the annual general meeting of the Company held on 6 December 2007. As Dr. Fung has finished his term of office, he did not seek for re-election as a Director of the Company.

Dr. Fung has confirmed that there had been no disagreement between him and the Board and there are no matters relating to his retirement that need to be brought to the attention of the shareholders of the Company.

The Board would like to express its sincere gratitude to Dr. Fung for his valuable contributions to the Company over the years.

Appointment of Director

Dr. CHEUNG Kin-tung, Marvin, DBA(Hon), SBS, OBE, JP, aged 60, is a Non-Official Member of the Executive Council, a Board Member of the Airport Authority Hong Kong, a Member of the Exchange Fund Advisory Committee of the Hong Kong Monetary Authority, a Member of the Greater Pearl River Delta Business Council, the Vice-Chairman of the Council of the Hong Kong University of Science and Technology and a Council Member of the Open University of Hong Kong. He is an independent non-executive director of Hang Seng Bank Limited, HKR International Limited and Hong Kong Exchanges and Clearing Limited. He is also a director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. He resigned as an independent non-executive director of Shui On Construction and Material Limited in 2005. Save as disclosed above, Dr. Cheung did not hold any directorship in listed companies in the last three years.

Dr. Cheung does not have any relationship with any Directors, senior management, substantial shareholders or controlling shareholders of the Company. As at the date hereof, he did not have any interests in the share of the Company within the meaning of Part XV of the Securities and Futures Ordinance. There is no service contract entered into between Dr. Cheung and the Company. In accordance with the Company's Articles of Association, Dr. Cheung will retire and be eligible for re-election at the next following general meeting of the Company. Thereafter, he will be subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with the Company's Articles of Association. He will be entitled to a director's fee of HK$100,000 per annum which will be reviewed on an annual basis at the annual general meeting of the Company. Directors' emoluments are subject to review by the Board from time to time pursuant to the power given under the Articles of Association with reference to his contribution in terms of time, effort and his expertise.

Save as disclosed above, there are no other matters relating to the appointment of Dr. Cheung that need to be brought to the attention of the shareholders of the Company nor any information to be disclosed pursuant to the requirements of Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 6 December 2007

As at the date hereof, the Board of the Company comprises eight Executive Directors, being KWOK Ping-sheung, Walter, KWOK Ping-kwong, Thomas, KWOK Ping-luen, Raymond, CHAN Kai-ming, CHAN Kui-yuen, Thomas, KWONG Chun, WONG Yick-kam, Michael and WONG Chik-wing, Mike; five Non-Executive Directors, being LEE Shau-kee, WOO Po-shing (WOO Ka-biu, Jackson being his Alternate Director), LI Ka-cheung, Eric, KWAN Cheuk-yin, William and LO Chiu-chun, Clement and three Independent Non-Executive Directors, being CHUNG Sze-yuen, YIP Dicky Peter and WONG Yue-chim, Richard.

Sun Hung Kai Properties Limited

(incorporated in Hong Kong with limited liability)

(Stock Code: 16)

NOTIFICATION

RESULTS OF ANNUAL GENERAL MEETING
RESULTS OF VOTING BY POLL

Annual General Meeting held on 6 December 2007 - Poll Results

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and on the website of Sun Hung Kai Properties Limited (the "Company") at www.shkp.com under "Investors".

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of the matter.

The announcement is available for inspection to the public at no charge at 45th Floor, Sun Hung Kai Centre, 30 Harbour Road, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:15 p.m. to 5:45 p.m., Mondays to Fridays and from 9:00 a.m. to 1:00 p.m. on Saturdays, from 7 December 2007 until 6 January 2008. Copies will be provided upon request at no charge.

By order of the Board
LAI Ho-kai, Ernest
Company Secretary

Hong Kong, 6 December 2007

END